ORCHESTRA BIOMED HOLDINGS, INC.
150 Union Square Drive
New Hope, Pennsylvania 18938

May 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchestra BioMed Holdings, Inc.
Registration Statement on Form S-3 filed on May 15, 2024
File No. 333-279430

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orchestra BioMed Holdings, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-279430) of the Company, filed with the U.S. Securities and Exchange Commission on May 15, 2024 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:00 p.m. (Eastern Time) on May 24, 2024, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Keith Pisani of Paul Hastings LLP, by telephone at (212) 318-6053 or by email at keithpisani@paulhastings.com. The Company hereby authorizes Mr. Pisani of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely

ORCHESTRA BIOMED HOLDINGS, INC.

By:	/s/ Andrew Taylor

Name:	Andrew Taylor
Title:	Chief Financial Officer

cc:	Keith Pisani
Paul Hastings LLP